FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2022 Third Quarter

(April 1, 2021 through December 31, 2021)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2022 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

February 9, 2022

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Hiroyuki Suzuki, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 14, 2022
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2022 First nine months (April 1, 2021 through December 31, 2021)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2022 first nine months	23,267,041	19.2	2,531,835	67.9	3,237,553	73.1	2,383,898	59.1	2,316,222	57.8	2,635,194	58.6
FY2021 first nine months	19,525,255	-15.0	1,507,922	-26.1	1,869,989	-21.9	1,498,697	-15.3	1,468,064	-14.1	1,661,238	-16.0

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2022 first nine months	166.45	166.45
FY2021 first nine months	105.05	104.01

(Note)

On October 1, 2021, Toyota Motor Corporation (“TMC”) effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Earnings per share attributable to Toyota Motor Corporation (Basic)” and “Earnings per share attributable to Toyota Motor Corporation (Diluted)” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2022 third quarter	63,618,063	25,854,724	24,939,554	39.2
FY2021	62,267,140	24,288,329	23,404,547	37.6

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2021	—	105.00	—	135.00	240.00
FY2022	—	120.00	—
FY2022 (forecast)				—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

Breakdown of Annual cash dividends per common share at end of FY2021 second quarter: Special Dividends 5.00yen

Please refer to [Notice Concerning Distribution of Interim Dividends from Surplus] released on November 6, 2020 for further information.

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. The dividend for the fiscal year ended March 31, 2021 and the second quarter of the fiscal year 2022 presents the amount prior to the stock split.

3.	Forecast of Consolidated Results for FY2022 (April 1, 2021 through March 31, 2022)

	(% of change from FY2021)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	29,500,000	8.4	2,800,000	27.4	3,520,000	20.0	2,490,000	10.9	179.25

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Earnings per share attributable to Toyota Motor Corporation (Basic)” for the fiscal year ending March 31, 2022 (forecast) presents the amount after the stock split.

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):

FY2022 third quarter 16,314,987,460 shares, FY2021 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period:

FY2022 third quarter 2,496,246,556 shares, FY2021 2,335,244,160 shares

(iii)	Average number of shares issued and outstanding in each period:

FY2022 first nine months 13,915,169,719 shares, FY2021 first nine months 13,975,355,130 shares

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Number of shares issued and outstanding (common stock)” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION    FY2022 Third Quarter Financial Summary

Supplemental Material for Financial Results for FY2022 Third Quarter

TOYOTA MOTOR CORPORATION    FY2022 Third Quarter Financial Summary

Condensed Quarterly Consolidated Financial Statements and

Notes to Condensed Quarterly Consolidated Financial Statements

1. Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2021	December 31, 2021
Assets
Current assets
Cash and cash equivalents	5,100,857	5,770,225
Trade accounts and other receivables	2,958,742	3,040,244
Receivables related to financial services	6,756,189	6,734,429
Other financial assets	4,215,457	1,785,656
Inventories	2,888,028	3,466,674
Income tax receivable	112,458	129,174
Other current assets	745,070	743,491

Total current assets	22,776,800	21,669,893

Non-current assets
Investments accounted for using the equity method	4,160,803	4,562,011
Receivables related to financial services	12,449,525	13,475,070
Other financial assets	9,083,914	9,607,634
Property, plant and equipment
Land	1,345,037	1,345,639
Buildings	4,999,206	5,128,283
Machinery and equipment	12,753,951	13,316,364
Vehicles and equipment on operating leases	6,203,721	6,469,890
Construction in progress	675,875	612,315

Total property, plant and equipment, at cost	25,977,791	26,872,491

Less - Accumulated depreciation and impairment losses	(14,566,638)	(15,015,046)

Total property, plant and equipment, net	11,411,153	11,857,445

Right of use assets	390,144	390,866
Intangible assets	1,108,634	1,157,947
Deferred tax assets	336,224	324,854
Other non-current assets	549,942	572,343

Total non-current assets	39,490,339	41,948,171

Total assets	62,267,140	63,618,063

TOYOTA MOTOR CORPORATION    FY2022 Third Quarter Financial Summary

	Yen in millions
	March 31, 2021	December 31, 2021
Liabilities
Current liabilities
Trade accounts and other payables	4,045,939	3,904,399
Short-term and current portion of long-term debt	12,212,060	10,685,266
Accrued expenses	1,397,140	1,257,812
Other financial liabilities	763,875	906,751
Income taxes payable	350,880	604,889
Liabilities for quality assurance	1,482,872	1,468,174
Other current liabilities	1,207,700	1,355,213

Total current liabilities	21,460,466	20,182,504

Non-current liabilities
Long-term debt	13,447,575	14,437,061
Other financial liabilities	323,432	282,678
Retirement benefit liabilities	1,035,096	1,069,561
Deferred tax liabilities	1,247,220	1,296,374
Other non-current liabilities	465,021	495,162

Total non-current liabilities	16,518,344	17,580,836

Total liabilities	37,978,811	37,763,340

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	497,275	498,194
Retained earnings	24,104,176	25,748,108
Other components of equity	1,307,726	1,514,122
Treasury stock	(2,901,680)	(3,217,920)

Total Toyota Motor Corporation shareholders’ equity	23,404,547	24,939,554

Non-controlling interests	883,782	915,170

Total shareholders’ equity	24,288,329	25,854,724

Total liabilities and shareholders’ equity	62,267,140	63,618,063

TOYOTA MOTOR CORPORATION    FY2022 Third Quarter Financial Summary

2. Condensed Quarterly Consolidated Statement of Income and

    Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first nine months ended December 31, 2020	For the first nine months ended December 31, 2021
Sales revenues
Sales of products	17,922,573	21,549,344
Financial services	1,602,683	1,717,697

Total sales revenues	19,525,255	23,267,041

Costs and expenses
Cost of products sold	15,289,445	17,817,966
Cost of financial services	881,533	834,483
Selling, general and administrative	1,846,356	2,082,757

Total costs and expenses	18,017,334	20,735,205

Operating income	1,507,922	2,531,835

Share of profit (loss) of investments accounted for using the equity method	201,474	415,524
Other finance income	220,854	252,415
Other finance costs	(33,096)	(25,552)
Foreign exchange gain (loss), net	(12,808)	91,196
Other income (loss), net	(14,356)	(27,866)

Income before income taxes	1,869,989	3,237,553

Income tax expense	371,292	853,654

Net income	1,498,697	2,383,898

Net income attributable to
Toyota Motor Corporation	1,468,064	2,316,222
Non-controlling interests	30,633	67,677

Net income	1,498,697	2,383,898

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	105.05	166.45

Diluted	104.01	166.45

TOYOTA MOTOR CORPORATION    FY2022 Third Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2020	For the first nine months ended December 31, 2021
Net income	1,498,697	2,383,898
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	192,880	(173,195)
Remeasurements of defined benefit plans	(2,381)	(7,024)
Share of other comprehensive income of equity method investees	(2,739)	71,531

Total of items that will not be reclassified to profit (loss)	187,760	(108,688)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	27,415	272,163
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(28,450)	(19,802)
Share of other comprehensive income of equity method investees	(24,184)	107,623

Total of items that may be reclassified subsequently to profit (loss)	(25,219)	359,984

Total other comprehensive income, net of tax	162,541	251,296

Comprehensive income	1,661,238	2,635,194

Comprehensive income for the period attributable to
Toyota Motor Corporation	1,610,308	2,560,199
Non-controlling interests	50,929	74,995

Comprehensive income	1,661,238	2,635,194

TOYOTA MOTOR CORPORATION    FY2022 Third Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the third quarter ended December 31, 2020	For the third quarter ended December 31, 2021
Sales revenues
Sales of products	7,605,418	7,204,419
Financial services	544,615	581,323

Total sales revenues	8,150,032	7,785,742

Costs and expenses
Cost of products sold	6,211,206	5,975,051
Cost of financial services	282,124	284,691
Selling, general and administrative	668,762	741,629

Total costs and expenses	7,162,092	7,001,371

Operating income	987,941	784,370

Share of profit (loss) of investments accounted for using the equity method	125,084	154,482
Other finance income	52,879	136,542
Other finance costs	(9,859)	(9,193)
Foreign exchange gain (loss), net	(622)	47,800
Other income (loss), net	(14,249)	(20,495)

Income before income taxes	1,141,174	1,093,508

Income tax expense	273,666	274,665

Net income	867,508	818,842

Net income attributable to
Toyota Motor Corporation	838,696	791,738
Non-controlling interests	28,812	27,104

Net income	867,508	818,842

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	59.99	57.18

Diluted	59.25	—

TOYOTA MOTOR CORPORATION    FY2022 Third Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the third quarter ended December 31, 2020	For the third quarter ended December 31, 2021
Net income	867,508	818,842
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	202,914	(253,398)
Remeasurements of defined benefit plans	(246)	1,684
Share of other comprehensive income of equity method investees	39,114	(9,639)

Total of items that will not be reclassified to profit (loss)	241,782	(261,353)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	16,627	204,025
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(13,351)	(17,659)
Share of other comprehensive income of equity method investees	11,501	21,314

Total of items that may be reclassified subsequently to profit (loss)	14,777	207,680

Total other comprehensive income, net of tax	256,560	(53,672)

Comprehensive income	1,124,068	765,170

Comprehensive income for the period attributable to
Toyota Motor Corporation	1,087,116	727,679
Non-controlling interests	36,952	37,491

Comprehensive income	1,124,068	765,170

TOYOTA MOTOR CORPORATION    FY2022 Third Quarter Financial Summary

3. Condensed Quarterly Consolidated Statement of Changes in Equity

For the first nine months ended December 31, 2020

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2020	397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income	—	—	1,468,064	—	—	1,468,064	30,633	1,498,697
Other comprehensive income, net of tax	—	—	—	142,244	—	142,244	20,297	162,541

Total comprehensive income	—	—	1,468,064	142,244	—	1,610,308	50,929	1,661,238

Transactions with owners and other
Dividends paid	—	—	(625,514)	—	—	(625,514)	(35,858)	(661,372)
Repurchase of treasury stock	—	—	—	—	(65)	(65)	—	(65)
Reissuance of treasury stock	—	15,041	—	—	185,544	200,585	—	200,585
Change in scope of consolidation	—	—	—	—	—	—	75,260	75,260
Equity transactions and other	—	(83)	—	—	—	(83)	18,503	18,420

Total transactions with owners and other	—	14,958	(625,514)	—	185,479	(425,077)	57,906	(367,171)

Reclassification to retained earnings	—	—	26,208	(26,208)	—	—	—	—

Balances at December 31, 2020	397,050	504,291	23,102,819	701,586	(2,901,627)	21,804,119	828,959	22,633,078

For the first nine months ended December 31, 2021
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income	—	—	2,316,222	—	—	2,316,222	67,677	2,383,898
Other comprehensive income, net of tax	—	—	—	243,978	—	243,978	7,319	251,296

Total comprehensive income	—	—	2,316,222	243,978	—	2,560,199	74,995	2,635,194

Transactions with owners and other
Dividends paid	—	—	(709,872)	—	—	(709,872)	(51,464)	(761,335)
Repurchase of treasury stock	—	—	—	—	(316,602)	(316,602)	—	(316,602)
Reissuance of treasury stock	—	227	—	—	362	588	—	588
Equity transactions and other	—	692	—	—	—	692	7,857	8,549

Total transactions with owners and other	—	919	(709,872)	—	(316,240)	(1,025,193)	(43,607)	(1,068,800)

Reclassification to retained earnings	—	—	37,582	(37,582)	—	—	—	—

Balances at December 31, 2021	397,050	498,194	25,748,108	1,514,122	(3,217,920)	24,939,554	915,170	25,854,724

TOYOTA MOTOR CORPORATION    FY2022 Third Quarter Financial Summary

4. Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first nine months ended December 31, 2020	For the first nine months ended December 31, 2021
Cash flows from operating activities
Net income	1,498,697	2,383,898
Depreciation and amortization	1,218,187	1,342,533
Interest income and interest costs related to financial services, net	(179,525)	(260,886)
Share of profit (loss) of investments accounted for using the equity method	(201,474)	(415,524)
Income tax expense	371,292	853,654
Changes in operating assets and liabilities, and other	(891,402)	(1,282,577)
Interest received	586,251	615,939
Dividends received	286,345	345,315
Interest paid	(329,170)	(290,328)
Income taxes paid, net of refunds	(525,113)	(650,517)

Net cash provided by (used in) operating activities	1,834,089	2,641,508

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(953,430)	(856,035)
Additions to equipment leased to others	(1,596,399)	(1,827,035)
Proceeds from sales of fixed assets excluding equipment leased to others	28,195	23,764
Proceeds from sales of equipment leased to others	1,000,085	1,146,734
Additions to intangible assets	(200,780)	(245,252)
Additions to public and corporate bonds and stocks	(1,803,956)	(1,790,122)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,712,421	1,935,300
Other, net	(1,875,215)	1,786,885

Net cash provided by (used in) investing activities	(3,689,079)	174,240

Cash flows from financing activities
Increase (decrease) in short-term debt	(762,114)	(403,532)
Proceeds from long-term debt	7,230,747	6,162,921
Payments of long-term debt	(3,811,132)	(6,933,945)
Dividends paid to Toyota Motor Corporation common shareholders	(625,514)	(709,872)
Dividends paid to non-controlling interests	(35,858)	(51,464)
Reissuance (repurchase) of treasury stock	199,937	(316,327)

Net cash provided by (used in) financing activities	2,196,066	(2,252,218)

Effect of exchange rate changes on cash and cash equivalents	40,466	105,838

Net increase (decrease) in cash and cash equivalents	381,542	669,368

Cash and cash equivalents at beginning of period	4,098,450	5,100,857

Cash and cash equivalents at end of period	4,479,992	5,770,225

TOYOTA MOTOR CORPORATION    FY2022 Third Quarter Financial Summary

5. Going Concern Assumption

None

Supplemental Material for Financial Results for FY2022 Third Quarter (Consolidated)

< IFRS >

	FY2021												FY2022								FY2022
	1Q (2020/4-6)		2Q (2020/7-9)		3Q (2020/10-12)		9 months (2020/4-12)		4Q (2021/1-3)		12 months (‘20/4-‘21/3)		1Q (2021/4-6)		2Q (2021/7-9)		3Q (2021/10-12)		9 months (2021/4-12)		Forecast 12 months (‘21/4-‘22/3)
Vehicle Production (thousands of units)	1,080		1,990		2,262		5,332		2,221		7,553		2,180		1,756		2,077		6,013
(Japan) –including Daihatsu & Hino	679		1,031		1,144		2,854		1,095		3,948		1,025		826		945		2,796
[Daihatsu & Hino]	[178	]	[269	]	[283	]	[729	]	[300	]	[1,029	]	[262	]	[194	]	[257	]	[713	]
(Overseas) –including Daihatsu & Hino	401		959		1,118		2,478		1,126		3,605		1,155		930		1,132		3,217
[Daihatsu & Hino]	[15	]	[53	]	[84	]	[152	]	[107	]	[259	]	[110	]	[121	]	[140	]	[370	]
North America	187		500		489		1,176		466		1,642		519		395		403		1,317
Europe	82		138		200		420		222		642		199		110		201		510
Asia	109		230		333		672		343		1,015		324		316		419		1,059
Central and South America	10		67		69		147		65		213		83		84		81		249
Africa	13		24		27		63		30		93		29		25		29		83
Vehicle Sales (thousands of units)	1,158		1,928		2,353		5,438		2,208		7,646		2,148		1,946		2,003		6,096		8,250
(Japan) –including Daihatsu & Hino	385		536		592		1,513		612		2,125		500		445		482		1,427		1,980
[Daihatsu & Hino]	[104	]	[159	]	[162	]	[425	]	[185	]	[610	]	[146	]	[128	]	[133	]	[406	]	[580	]
(Overseas) –including Daihatsu & Hino	774		1,392		1,760		3,925		1,596		5,521		1,648		1,501		1,521		4,670		6,270
[Daihatsu & Hino]	[16	]	[31	]	[41	]	[88	]	[62	]	[150	]	[63	]	[63	]	[78	]	[204	]	[270	]
North America	285		646		753		1,683		630		2,313		661		621		522		1,805		2,470
Europe	141		254		285		679		280		959		281		229		250		760		980
Asia	182		274		392		848		374		1,222		365		341		413		1,118		1,470
Central and South America	30		66		87		184		86		270		105		105		111		321		440
Oceania	48		51		84		183		63		246		74		74		60		208		280
Africa	24		39		42		105		52		157		51		45		58		154		230
Middle East	62		60		115		237		109		346		108		84		106		298		400
Other	2		2		3		6		2		8		2		2		2		5
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	1,848		2,519		2,845		7,211		2,708		9,920		2,759		2,506		2,522		7,787		10,290

Supplemental 1

Supplemental Material for Financial Results for FY2022 Third Quarter (Consolidated)

< IFRS >

	FY2021						FY2022					FY2022
	1Q (2020/4-6)	2Q (2020/7-9)	3Q (2020/10-12)	9 months (2020/4-12)	4Q (2021/1-3)	12 months (‘20/4-‘21/3)	1Q (2021/4-6)	2Q (2021/7-9)	3Q (2021/10-12)	9 months (2021/4-12)		Forecast 12 months (‘21/4-‘22/3)
Foreign Exchange Rates
Yen to US Dollar Rate	108	106	105	106	106	106	110	110	114	111		as premise: 111
Yen to Euro Rate	119	124	125	122	128	124	132	130	130	131		as premise: 129
Number of Employees	369,701	369,604	367,987	367,987	366,283	366,283	372,434	372,286	371,365	371,365	(Note 1)
Sales Revenues (billions of yen)	4,600.7	6,774.4	8,150.0	19,525.2	7,689.3	27,214.5	7,935.5	7,545.7	7,785.7	23,267.0		29,500.0
Geographic Information
Japan	2,675.6	3,687.7	4,384.6	10,748.1	4,200.8	14,948.9	4,096.6	3,695.5	4,096.1	11,888.4
North America	1,381.1	2,564.8	2,938.2	6,884.1	2,607.6	9,491.8	2,875.0	2,804.4	2,593.7	8,273.2
Europe	471.4	810.5	905.5	2,187.6	946.8	3,134.4	986.9	900.2	1,000.2	2,887.5
Asia	906.5	1,149.2	1,543.4	3,599.1	1,446.1	5,045.2	1,531.9	1,411.3	1,739.6	4,683.0
Other	281.2	419.1	606.0	1,306.3	566.5	1,872.8	688.2	704.3	702.2	2,094.8
Elimination	-1,115.2	-1,857.0	-2,227.8	-5,200.2	-2,078.6	-7,278.8	-2,243.3	-1,970.3	-2,346.3	-6,560.0
Business Segment
Automotive	3,976.4	6,146.2	7,491.3	17,614.0	7,037.5	24,651.5	7,241.2	6,883.8	7,073.8	21,198.9
Financial Services	534.9	531.5	554.5	1,621.0	541.1	2,162.2	578.8	567.6	588.3	1,734.7
All Other	206.0	234.0	266.1	706.2	346.0	1,052.3	241.2	254.3	266.9	762.5
Elimination	-116.7	-137.4	-162.0	-416.1	-235.4	-651.5	-125.7	-160.1	-143.4	-429.2
Operating Income (billions of yen)	13.9	506.0	987.9	1,507.9	689.8	2,197.7	997.4	749.9	784.3	2,531.8		2,800.0
(Operating Income Ratio) (%)	(0.3)	(7.5)	(12.1)	(7.7)	(9.0)	(8.1)	(12.6)	(9.9)	(10.1)	(10.9)		(9.5)
Geographic Information
Japan	77.4	164.9	538.5	780.8	368.3	1,149.2	518.5	290.5	396.5	1,205.6
North America	-68.5	187.3	212.9	331.7	69.6	401.3	248.8	174.4	129.2	552.5
Europe	-21.9	31.6	52.9	62.6	45.3	107.9	30.0	23.6	82.7	136.4
Asia	42.8	93.4	155.3	291.6	144.3	435.9	166.6	157.7	175.2	499.6
Other	-11.7	20.2	34.9	43.3	16.4	59.8	65.3	82.7	51.7	199.8
Elimination	-4.0	8.5	-6.8	-2.3	45.7	43.4	-31.9	20.7	-51.1	-62.3
Business Segment
Automotive	-86.5	332.2	812.6	1,058.3	548.7	1,607.1	780.0	577.6	595.3	1,953.1
Financial Services	92.2	153.0	152.3	397.6	97.9	495.5	196.0	168.3	190.6	555.1
All Other	9.3	15.3	24.3	49.0	36.3	85.3	21.6	-0.1	-1.1	20.3
Elimination	-1.1	5.3	-1.3	2.9	6.7	9.6	-0.3	4.0	-0.5	3.1
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	-12.5	88.9	125.0	201.4	149.5	351.0	161.4	99.5	154.4	415.5		480.0
Income before Income Taxes (billions of yen)	118.2	610.5	1,141.1	1,869.9	1,062.3	2,932.3	1,257.2	886.8	1,093.5	3,237.5		3,520.0
(Income before Income Taxes Ratio) (%)	(2.6)	(9.0)	(14.0)	(9.6)	(13.8)	(10.8)	(15.8)	(11.8)	(14.0)	(13.9)		(11.9)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	158.8	470.5	838.6	1,468.0	777.1	2,245.2	897.8	626.6	791.7	2,316.2		2,490.0
(Net Income Ratio) (%)	(3.5)	(6.9)	(10.3)	(7.5)	(10.1)	(8.3)	(11.3)	(8.3)	(10.2)	(10.0)		(8.4)
Dividends
Cash Dividends (billions of yen)	—	293.5	—	293.5	377.4	671.0	—	332.4	—	332.4	(Note 2)
Cash Dividends per Share (yen)	—	105	—	105	135	240	—	120	—	120	*
Payout Ratio (%)	—	46.6	—	46.6	23.3	29.8	—	21.9	—	21.9
Value of Shares Repurchased (billions of yen) [actual purchase]	—	—	—	—	—	—	21.5	228.4	66.4	316.4	(Note 3)
Value of Shares Repurchased (billions of yen) [shareholder return]	—	—	—	—	250.0	250.0	—	150.0	—	150.0	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	16,314,987	16,314,987

Supplemental 2

Supplemental Material for Financial Results for FY2022 Third Quarter (Consolidated)

< IFRS >

	FY2021						FY2022					FY2022
	1Q (2020/4-6)	2Q (2020/7-9)	3Q (2020/10-12)	9 months (2020/4-12)	4Q (2021/1-3)	12 months (‘20/4-‘21/3)	1Q (2021/4-6)	2Q (2021/7-9)	3Q (2021/10-12)	9 months (2021/4-12)		Forecast 12 months (‘21/4-‘22/3)
R&D Expenses (billions of yen)	280.7	286.8	265.8	833.4	256.9	1,090.4	274.1	276.0	294.8	844.9		1,180.0	(Note 5)
Depreciation Expenses (billions of yen)	204.0	221.0	217.8	642.9	234.0	876.9	241.7	229.2	261.7	732.7		930.0	(Note 6)
Geographic Information
Japan	98.1	109.8	101.1	309.1	115.6	424.7	116.8	99.2	125.4	341.5
North America	59.0	60.6	60.4	180.2	62.1	242.3	63.9	68.1	73.5	205.6
Europe	14.1	15.1	16.3	45.6	15.4	61.0	18.3	19.3	17.6	55.3
Asia	25.9	28.6	32.3	86.9	33.0	120.0	33.2	32.5	34.2	100.0
Other	6.7	6.8	7.4	21.0	7.7	28.7	9.3	10.0	10.7	30.1
Capital Expenditures (billions of yen)	260.3	325.2	316.1	901.7	391.4	1,293.2	279.0	358.9	279.6	917.6		1,300.0	(Note 6)
Geographic Information
Japan	147.1	160.0	157.5	464.7	247.9	712.7	135.7	157.8	149.2	442.7
North America	54.8	107.1	68.2	230.2	60.9	291.2	74.5	151.9	72.2	298.7
Europe	14.8	15.9	21.2	52.0	30.9	83.0	25.2	19.7	17.8	62.7
Asia	35.2	33.0	58.3	126.6	34.4	161.1	36.9	24.4	36.1	97.5
Other	8.3	8.9	10.7	28.0	17.1	45.1	6.5	4.9	4.2	15.7
Total Liquid Assets (billions of yen)	9,451.8	10,238.7	10,621.2	10,621.2	11,579.4	11,579.4	10,318.6	10,270.8	10,193.3	10,193.3	(Note 7)
Total Assets (billions of yen)	55,916.5	56,483.8	58,010.3	58,010.3	62,267.1	62,267.1	61,651.1	61,758.8	63,618.0	63,618.0
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	20,713.9	21,010.8	21,804.1	21,804.1	23,404.5	23,404.5	24,123.0	24,610.4	24,939.5	24,939.5
Return on Equity (%)	3.1	9.0	15.7	9.2	13.8	10.2	15.1	10.3	12.8	12.8
Return on Asset (%)	1.2	3.3	5.9	3.5	5.2	3.9	5.8	4.1	5.1	4.9
Number of Consolidated Subsidiaries (including Structured Entities)						544
Number of Associates and Joint Ventures Accounted for Using the Equity Method						169

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2022 (billions of yen, approximately)	3Q (2021/10-12)	9 months (2021/4-12)
Marketing Efforts	-180.0	875.0
Effects of Changes in Exchange Rates	190.0	445.0
Cost Reduction Efforts	-135.0	-165.0
From Engineering	-150.0	-200.0
From Manufacturing and Logistics	15.0	35.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-90.0	-80.0
Other	11.5	-51.1
(Changes in Operating Income)	-203.5	1,023.9
Non-operating Income	155.9	343.6
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	29.3	214.0
Income tax expense, Net Income Attributable to Non-controlling Interests	0.7	-519.4
(Changes in Net Income Attributable to Toyota Motor Corporation)	-46.9	848.1

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

*	Breakdown of Annual cash dividends per common share at end of FY2021 second quarter: Special Dividends 5 yen
(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)	Shareholder return on Net Income for the period
(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3